UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 14, 2020 titled “Arcos Dorados Announces Expiration of Exchange Offer for Any and All of its 6.625% Senior Notes due 2023”

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: October 14, 2020

Item 1

FOR IMMEDIATE RELEASE

Arcos Dorados Announces Expiration of Exchange Offer for Any and All of its 6.625% Senior Notes due 2023

Montevideo, Uruguay, October 14, 2020 – In connection with its previously-announced offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.625% Senior Notes due 2023 (the “Old Notes”) for 5.875% notes due 2027 (the “New Notes”), Arcos Dorados Holdings Inc. (the “Company”) (NYSE: ARCO) announces the results as of the Expiration Date (as defined below).

Expiration Date Results

The Expiration Date with respect to the Exchange Offer occurred at 11:59 PM, New York City time, on October 13, 2020. According to information provided by Global Bondholder Services Corporation, the exchange agent and information agent for the Exchange Offer, US$131,476,000 aggregate principal amount of the Old Notes were validly tendered and not validly withdrawn prior to or at the Expiration Date. Such aggregate amount represents 37.77% of the outstanding aggregate principal amount of the Old Notes. US$126,601,000 of such amount was validly tendered and not validly withdrawn prior to the Early Participation Date (as defined in the Exchange Offer Offering Memorandum dated September 15, 2020).

Holders of the Old Notes validly tendered and not validly withdrawn prior to the Early Participation Date will receive US$1,055.00 in principal amount of the New Notes per US$1,000.00 principal amount of the Old Notes validly tendered and accepted for exchange pursuant to the terms of the Exchange Offer Offering Memorandum, of which US$50.00 in aggregate principal amount constitutes the Early Participation Payment. Holders of the Old Notes validly tendered after the Early Participation Date and prior to or at the Expiration Date are eligible to receive US$1,005.00 in principal amount of New Notes per US$1,000.00 principal amount of the Old Notes validly tendered and accepted for exchange pursuant to the terms of the Exchange Offer Offering Memorandum. On the Exchange Date (as defined in the Exchange Offer Offering Memorandum), the Company expects to issue US$138,354,000 aggregate principal amount of New Notes (plus cash in lieu of any fractional notes) in exchange for the Old Notes validly tendered and not validly withdrawn prior to the Expiration Date, subject to the terms and conditions described in the Exchange Offer Offering Memorandum.

Further Information

The Exchange Offer is being made only to holders of 2023 Existing Notes who have properly completed, executed and delivered to the information and exchange agent an eligibility letter, whereby such holder has represented to the Company that it is (i) a “qualified institutional buyer,” or “QIB,” as defined in Rule 144A under the Securities Act and under applicable state securities laws; or (ii) a “non-US Person” (as defined in Regulation S under the Securities Act) (the “Eligible Holders”).

This press release is for informational purposes only and does not constitute an offer or an invitation to participate in the Exchange Offer. The Exchange Offer is being made pursuant to the Exchange Offer Documents (and, to the extent applicable, the local offering documents in Argentina), copies of which were delivered to holders of the Old Notes, and which set forth the complete terms and conditions of the Exchange Offer. Eligible Holders are urged to read the Exchange Offer Documents carefully before making any decision with respect to their Old Notes. The Exchange Offer is not being made to, nor will the Company accept exchanges of Old Notes from holders in any jurisdiction in which it is unlawful to make such an offer.

Global Bondholder Services Corporation has been appointed as the information and exchange agent for the Exchange Offer. Holders may contact the information and exchange agent to request the eligibility letter. Banks and brokers call: 212-430-3774. All others call toll free: (866) 470-3900. Email: contact@gbsc-usa.com. Alternatively, the Eligible Holders may execute the eligibility letter online at the following link: https://gbsc-usa.com/eligibility/arco

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Exchange Offer is being made solely by the Exchange Offer Memorandum and only to such persons and in such jurisdictions as are permitted under applicable law.

*****

Investor Relations Contact

Daniel Schleiniger

Vice President of Investor Relations

daniel.schleiniger@ar.mcd.com

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,200 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 06/30/2020). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO).

Cautionary Statement About Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Exchange Offer. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

3